January 22, 2013

VIA EDGAR

Max A. Webb, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Nautilus Marine Acquisition Corp. Amendment No. 1 to Schedule TO-I Filed December 20, 2012 File No. 005-86344

Dear Mr. Webb:

Nautilus Marine Acquisition Corporation (“Nautilus”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 28, 2012, regarding our filing referenced above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to our Offer to Purchase, dated December 7, 2012 (the “OTP”), filed with the Commission as Exhibit (a)(1)(A) to our Schedule TO-I filed on December 7, 2012, as amended, and all references to item numbers are to Amendment No. 3 to our Schedule TO-I filed with the Commission on the date hereof (the “Amended TO”), which reflects all changes to the OTP.

Schedule TO-I/A

Exhibit 99(a)(1)(A)

General

1.
We note the disclosure throughout the document regarding the Lock-Up Option Agreements with certain of your shareholders.  We note that one of the effects of these agreements is that virtually all of the proceeds of the IPO that are currently in the Trust Account could be returned to investors if the maximum number of common shares are tendered and the Put Right is exercised.  Please tell us why you believe the grant of the Put Right by the company is consistent with the disclosure in the IPO prospectus implied that following the redemption there would be at least $5 million in Trust Account funds for use as consideration in the business combination transaction or to finance the operations of the surviving entity.  Please also tell us at what point in time you contemplated granting such a Put Right to investors and what impact, if any, that had on your determination immediately following the IPO that you had greater than $5 million in net tangible assets and were therefore not a “penny stock” issuer or a “blank check company” within the meaning of Rule 419.

We respectfully submit that we do not believe the disclosure in our initial public offering (“IPO”) prospectus contains the implication suggested in Staff’s comment.  Neither do we believe that the spirit of Rule 419 is a promise to investors that $5 million will be available from IPO proceeds for use in connection with a business combination. In fact, our IPO prospectus filed with the Commission on July 15, 2011 (the “IPO Prospectus”) carefully advises investors of the risk that there might be insufficient funds in the trust account following the consummation of the IPO to allow us to complete a business combination or a hypothetical redemption of our common shares.  For example, on page 33 of the IPO Prospectus, we stated that “if the net proceeds of this offering prove to be insufficient, either because of the size of the business transaction, the depletion of the available net proceeds in search of a target business, or the obligation to pay cash for a significant number of shares redeemed, we will be required to seek additional financing.  Such financing may not be available on acceptable terms, if at all…”  As such, we do not believe that the granting of the Put Option is inconsistent with the disclosure in the IPO Prospectus or that the IPO Prospectus in any way promises investors (or otherwise implies) that the Company will have $5 million in cash to use in connection with its business combination.

The Staff is advised that the Put Options were first contemplated in October 2012, over 13 months after the consummation of the IPO in July 2011.  As such, the Put Options had no impact on our determination immediately following the IPO that we had greater than $5 million in net tangible assets and were therefore not a “penny stock” issuer or a “blank check company” within the meaning of Rule 419.

As contemplated by Rule 419 and as set forth in our IPO Prospectus, our analysis regarding Rule 419 was limited to the registration statement filed in connection with the IPO. As stated on page 24 of the IPO Prospectus, “… since we will have net tangible assets in excess of $5,000,000 upon the successful consummation of this offering and will file a Form 6-K with the SEC upon consummation of this offering, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies, such as Rule 419 of the Securities Act.”  The forgoing disclosure is in line with the facts and circumstances surrounding the IPO.  As disclosed in a 6-K filed by the Company with the Commission on July 26, 2011, the Company consummated its IPO on July 20, 2011 and received gross proceeds in an aggregate amount of $48,000,000, which was reflected in an audited balance sheet filed as Exhibit 99.1 to the 6-K.  As reflected in such audited balance sheet, immediately following the IPO, the Company had net tangible assets in excess of $5,000,000 and therefore was not a “penny stock” issuer or a “blank check company” within the meaning of Rule 419.  As the Staff is aware, it is in connection with, and ultimately at the time immediately following a company’s initial public offering, that the Rule 419 analysis is undertaken, and not at any time thereafter.

2.
We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made at the time you sold securities in 2011.  As a result, your agreement with the Restricted Investors is subject to Rule 14e-5 as an arrangement to purchase those security holders’ securities.  Thus, please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

We respectfully disagree with the Staff’s statement that the announcement of our present (and only) tender offer (the “Present Tender Offer”) was made at the time Nautilus sold securities in 2011.  The Staff is advised that the Lock-up Option Agreements were entered into nearly one month prior to our December 7, 2012 public announcement of the Present Tender Offer, as described in the OTP as filed with the Commission on December 7, 2012, and were further in full compliance with the exception set forth in Rule 14e-5(b)(7).  This is because (i) for a number of reasons detailed below, including that (A) the Company only committed, and therefore intended, to commence the Present Tender Offer as of December 5, 2012 (the date it entered into a definitive agreement with Assetplus); (B) the specific terms of the Present Tender Offer were not finalized until immediately prior to its commencement on December 7, 2012; (C) the specifics of the Present Tender Offer were not publicly announced until December 7, 2012 and (D) our IPO prospectus did not, and could not, constitute a written communication reasonably designed to, or otherwise have the effect of, informing the public or security holders in general about the Present Tender Offer and (ii) the Lock-up Option Agreements represent unconditional and binding obligations entered into prior to the public announcement of the Present Tender Offer, and the terms of such agreements are fully disclosed in our Offer to Purchase distributed to shareholders in connection with the Present Tender Offer.

At the time it sold its securities in 2011, Nautilus itself lacked the information required to publicly announce the Present Tender Offer. Pursuant to Rule 14e-5(c)(5), a “[p]ublic announcement is any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer”.  For all practical purposes, this definition of “public announcement” is identical to that set forth in Rule 13e-4.  It is also identical to the definition of “public announcement” set forth in Rule 165(f)(3)1, though in such rule, the focus is on a communication (i.e., an “announcement”) “…that is reasonably designed to, or has the effect of, informing the public or security holders in general about the business combination transaction.”

Nautilus’ IPO prospectus did not publicly announce the Present Tender Offer, and was incapable of doing so because (i) it simply informed shareholders of a potential future redemption event, (ii) prominently disclosed that the mechanics of such redemptions, if any, may be effected either through a proxy statement soliciting shareholder approval of a potential business transaction or pursuant to a tender offer if shareholder approval was not solicited, (iii) Nautilus did not commit to commencing a tender offer in the IPO Prospectus, (iv) the IPO Prospectus provided no specific detail on any potential tender offer or business combination transaction (in fact, the IPO disclosure clearly states that any redemption event would occur only in connection with a business combination transaction); (v) the details of the redemption event, if any, and business combination transaction, if any, were not known at the time of the IPO and therefore not set forth in the IPO Prospectus; and (vi) the IPO Prospectus disclosed that, if the Company was unable to locate a target business or otherwise failed to consummate a business combination transaction within a specified time, there would be no redemption event (i.e., no tender offer consummation or shareholder approval) and that the Company would liquidate its assets in a manner unrelated to a tender offer and without shareholder approval.  In fact, as the Staff is aware, several SPACs have liquidated without attempting to commence a proxy solicitation or a tender offer in furtherance of a business combination transaction, and Nautilus’ IPO Prospectus clearly advises investors of this possibility.

In addition, from a policy perspective, if the Commission were to determine that the IPO Prospectus contained a “public announcement” of the Present Tender Offer, such determination would dramatically broaden and expand the definition of “public announcement” and will create difficulty and confusion among issuers (especially SPAC issuers2) who would then be unable to determine their reporting obligations and appropriate operational activities, when specific securities laws would begin to govern and undeservingly expose such issuers to potential liability under the federal securities laws, including the Williams Act and related rules and regulations.

1     Division of Corporation Finance:  Manual of Publicly Available Telephone Interpretations § L, Question 1 (July 2001)

For all these reasons, which are discussed below in more detail, the Company believes that its IPO Prospectus does not contain a public announcement of the Present Tender Offer.

As with all SPACs, Nautilus’ IPO Prospectus simply advises its shareholders: (a) of its intention to find a target business with which to consummate a business combination transaction within a specified period of time, (b) that Nautilus will provide its shareholders with an opportunity to redeem their common shares in connection with such business combination transaction, if any, (c) of the proposed mechanics of such redemptions, and (d) if no business combination transaction is timely consummated, that the Company will liquidate its Trust Account, wind-up its affairs and dissolve.  This disclosure, which focuses entirely on the concept of and potentially for the redemption of common shares in furtherance of a business combination transaction, if any, is present throughout Nautilus’ IPO Prospectus.  Solely in the general context of redemption, Nautilus disclosed in its IPO Prospectus that, at its discretion and for the reasons stated therein, the mechanics of such redemptions may be effected through either a proxy solicitation or pursuant to a tender offer.  However, the IPO Prospectus does not contain disclosure whereby Nautilus affirmatively stated that it would commence a tender offer in connection with its business transaction, if any.  Nautilus’ flexibility to elect to either forego its foreign private issuer status and solicit shareholder approval of its business transaction via a proxy statement or commence a tender offer to effect its common share redemption is heavily disclosed in the IPO Prospectus.3  In addition to clearly disclosing such flexibility, Nautilus simply undertook to comply with the governing proxy or tender offer rules, as applicable, to effect such redemptions if the tender offer route was taken.  The IPO Prospectus was therefore incapable of informing the public or security holders of the Present Tender Offer, as it had not been determined that a tender offer would even be commenced, much less the terms or timing of such tender offer.

The mere mention of a tender offer does not constitute a public announcement of the tender offer. Based on publicly available Staff guidance, we believe that the more specific the information announced, the more likely such announcement would constitute a “public announcement”4 of a tender offer or business combination transaction.  The IPO Prospectus provides no detail regarding the Present Tender Offer, or the business transaction with Assetplus Limited (“Assetplus”), and is therefore void of any specific information required to generally inform the public or the Company’s shareholders of a tender offer. As such, it fails to qualify as a public announcement of either a tender offer or a business combination transaction (or, for that matter, a proxy solicitation).  This is because at the time of the IPO Prospectus, no such specific information was known, as Nautilus had no operations, had not commenced the search for a target business, and had not yet determined that it would commence a tender offer to effect any redemptions.  Therefore, the IPO Prospectus does not contain any specific information regarding a proposed tender offer which could reasonably be viewed as notifying the public or its shareholders of the same, as it contains no details as to (i) the number of shares the Company may offer to purchase, (ii) the per-share purchase price that the Company would offer, (iii) the anticipated date of the potential offer’s commencement or expiration, (iv) whether a tender offer would be commenced to effect the redemptions; or (v) the target business or terms of the business combination transaction.  However, each of the above details was set forth in the Company’s December 7, 2012 announcement regarding the Present Tender Offer.  As such, the IPO Prospectus did not publicly announce the Present Tender Offer.

2               The hallmark of a SPAC is for the issuer to offer its shareholders the opportunity to redeem their shares for cash in connection with a business combination transaction. If a SPAC’s IPO prospectus (or registration statement) qualifies as a public announcement of a tender offer simply because, without more, it discloses that redemptions may be effected pursuant to a tender offer, SPAC issuers would need to consider whether their IPO disclosure should mention the mechanical means by which a redemption could be effected or if they should simply be silent on this point.
3               See Section “Effecting a Business Transaction” on page 2 of the IPO Prospectus.
4               Division of Corporation Finance:  Manual of Publicly Available Telephone Interpretations § A, Question 2 (July 2001).

Finally, a determination that a SPAC, such as Nautilus, “publicly announced” a tender offer in its IPO Prospectus simply by stating that the mechanic of a potential tender offer may be employed to effect a redemption, would have a disastrous impact to SPAC capital formation activities, create confusion among issuers in determining their reporting obligations and blur the lines of application when issuers are struggling to determine which set of securities laws and rules govern their actions, and when such rules spring into effect, if at all5.

The definition of “public announcement” is the same for purposes of Rule 14e-5(c)(5), Rule 13e-4 and Rule 1656.  In its IPO Prospectus, Nautilus discloses an intention to conduct redemptions, if at all, pursuant to a tender offer or a proxy, at its discretion.7  These documents further disclose an intention to primarily focus its efforts on the maritime industry to locate a target business to conduct a business combination transaction with.  To the extent the prospectus can be deemed to publicly announce a tender offer and the definition of “public announcement” is identical in the above mentioned rules, it follows that the same prospectus would also be deemed to announce a business combination transaction. Clearly, this cannot be so.

The public announcement of a tender offer would trigger the application of Rule 14e-5, among others, and require the Company to file pre-commencement communications under cover of a Schedule TO-C.  To the extent the Company’s pre-effective registration statement contains such a public announcement, a question could be asked whether the IPO Prospectus and each of Nautilus’ subsequent quarterly (filed under cover of Form 6-K) and annual reports (filed under cover of Form 20-F) leading up to its determination to commence, and the actual commencement of its tender offer, would require the same to also be filed under cover of a Schedule TO-C. Consider too, as later discussed, potential liability pursuant to Rule 14e-8 for announcing a tender offer without the intention to commence the same within a reasonable amount of time (the IPO Prospectus preceded the commencement of the Present Tender Offer by nearly 17 months, and could not be considered to have been commenced within a reasonable amount of time following the alleged announcement).  Such results and consequences were clearly never intended (and no previous SPAC has made such filings or been exposed to such liability), as the details required to inform the public of the Present Tender Offer were clearly not present in the IPO Prospectus.

5               Consider whether a SPAC issuer would be deemed to have taken substantial steps to commence a tender offer prior to a SPAC having filed its initial registration statement, and therefore whether the application of Rule 14e-3 would then prohibit insiders from purchasing the SPAC’s common shares (or other securities) prior to the filing of such initial registration statement. Note further that upon the filing of such registration statement, if Rule 14e-5 were to be triggered because such pre-effective registration  statement were deemed to constitute a “public announcement” of a tender offer, SPAC insiders (who typically acquire an amount of the issuer’s common shares equal to 20% of its post-offering issued and outstanding shares) would then be further prohibited from acquiring the issuers’ common shares outside of the tender offer. SPACs would be unable to continue as currently contemplated, since their insiders would be prohibited from acquiring the subject or related securities. Such an outcome would not be reasonable.
6               Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations § L, Question 1 (July 2001)
7               Nautilus states an intention to conduct redemptions without shareholder approval and therefore pursuant to the tender offer rules, but simultaneously discloses that it may alternatively elect to effect such redemptions through the proxy rules for business, legal or other reasons, and therefore not conduct a tender offer.

Contrast the above with the consequence of the same registration statement/IPO Prospectus containing the public announcement of Nautilus’ intention to consummate a business combination transaction within the maritime industry, which would trigger the application of Rule 165, and require the Company to file written communications in accordance with Rule 425.  In the context of a business combination transaction, Rule 165 could spring into effect upon a “public announcement” of a business combination transaction8. To the extent the Company’s pre-effective registration statement contains such a public announcement, a question could be asked whether the IPO Prospectus and each of its subsequent quarterly (filed under cover of Form 6-K) and annual reports (filed under cover of Form 20-F) leading up to its filing of proxy materials in connection with its business combination transaction would require the same to also be filed pursuant to Rule 425.  This too was never intended, as the details required to inform the public of a business combination transaction were clearly not present in the IPO Prospectus, and in the nearly 100 SPACs registered with the Commission since 2007, such a determination has never been made.

This apparent conflict of rules would further create confusion for issuers such as Nautilus in determining which securities laws and rules govern, and when such rules spring into effect.  Such determination would be further complicated because Nautilus did not determine to pursue the mechanics of a tender offer to effect the redemptions until the same issue had ultimately been agreed to by the target company, Assetplus, on December 5, 2012.  Up until that date, Nautilus was free to forego its status as a foreign private issuer and effect redemptions pursuant to the proxy rules, as clearly stated in its IPO Prospectus.  Should Nautilus have elected to solicit shareholder approval of its business combination transaction, it would be a wholly illogical result to require the Company to retroactively have complied with the prohibitions of Rule 14e-5 or expose it to liability pursuant to Rule 14e-8, for example, as there would be no tender offer.  Such rules cannot be applied retroactively, and must be tied to concrete triggers, otherwise issuers are unfairly exposed to liability stemming from the retroactive imposition of securities laws and rules, which laws and rules can not reasonably be determined to have been triggered at the time of the IPO.

Just as the IPO Prospectus should not be deemed a public announcement of a business combination transaction because the parties to the transaction are unknown and not stated therein, similarly, the same should not be deemed a public announcement of a tender offer, when no specific details of the tender offer are provided, the disclosure clearly states that a tender offer may never commence, and if a tender offer does commence, that the same would only be in furtherance of a business combination transaction.

Moreover, to the extent an issuer (especially a SPAC issuer) simply publicly discloses that it may effect redemptions pursuant to either a tender offer or a proxy, a determination that the same constitutes a “public announcement” may impose a chilling effect on issuers from soliciting shareholder approval of their business combination transactions, as issuers could then be exposed to liability under Rule 14e-8 for market manipulation activities.  The Commission has long acknowledged the dangers of pre-commencement communications and the potential for mischief arising therefrom. Causing such vague and non-specific IPO disclosure to be deemed a “public announcement” would only amplify these concerns. To address such concerns, the Commission adopted Rule 14e-8 which “prohibits bidders from announcing an offer: without an intent to commence the offer within a reasonable time and complete the offer; with the intent to manipulate the price of the bidder or the target’s securities; or without a reasonable belief that the person will have the means to purchase the securities sought”9.  SPAC issuers electing to solicit shareholder approval of their business combination transactions in lieu of commencing tender offer (if the tender offer mechanics are disclosed in their IPO materials and deemed to constitute a public announcement) would therefore become subject to liability stemming from their “public announcement” of a tender offer without: (i) the intention to commence the same within a reasonable amount of time, and (ii) for the announcement of the same (in a registration statement) at a time when such issuer clearly would not have the means to purchase such to-be-issued shares in a tender offer (prior to the consummation of its IPO, a SPAC issuer has only nominal assets).  Such a result could not have been intended.

8               Division of Corporation Finance:  Manual of Publicly Available Telephone Interpretations § A, Question 2 (July 2001).

For the reasons stated above, we simply disagree with the Staff’s suggestion that our IPO Prospectus contained a public announcement of the Present Tender Offer.

Moreover, as the first public announcement of the Present Tender Offer was made on December 7, 2012, the Company respectfully advises the Staff that the Lock-up Option Agreements were entered into in compliance with the provisions of Rule 14e-5(b)(7), which explicitly excepts certain purchases or arrangements pursuant to a contract from the prohibitions of Rule 14e-5 if the following conditions are satisfied:

(i)	The contract was entered into before public announcement of the tender offer;
(ii)	The contract is unconditional and binding on both parties; and
(iii)	The existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

As set forth in the Offer to Purchase, the Lock-Up Option Agreements were entered into on November 12, 2012, nearly once month prior to the Company’s public announcement of the Present Tender Offer.  Additionally, the obligations of the Company, and of the Restricted Investors to refrain from tendering, selling, transferring or otherwise disposing their Locked-up Shares, or otherwise effecting transactions in the Company’s securities were set forth in the Lock-up Option Agreements are unconditional and binding on both parties.  Finally, the existence of the Lock-Up Option Agreement and all material terms including quantity of Lock-Up Shares, purchase price of the Put, and the parties to the agreement are disclosed in the Company’s Offer to Purchase.

As such, we further submit that the Lock-up Option Agreements comply with the provisions of 14e-5(b)(7).

3.
In addition, given (i) the similarity of the terms of your possible acquisition of securities pursuant to the Put Right and the current offer and (ii) the short period of time between the expiration of the Lock-up Period and the deadline for the Restricted Investors to exercise their Put Right, please provide us your detailed legal analysis as to why any purchase pursuant to the Put Right should not be considered part of an integrated tender offer and, in that case, how such a tender offer would be in compliance with Rule 13e-4(f)(8)(ii).

9               Exchange Act Release No. 42055, §II.D.1. (Oct. 22, 1999); accord, Exchange Act Release No. 40633, § II.B.7.a (Nov. 3, 1998).

We respectfully advise the Staff that, as set forth in our response to Comment 2 above, we believe the Lock-up Option Agreements fit within the express exception provided for by Rule 14e-5(b)(7), as: (i) the same were entered into prior to the public announcement of the Present Tender Offer, (ii) the terms of such agreements are unconditional and binding on the parties and (iii) the material terms of the agreements, including quantity, price and parties, were clearly disclosed in the OTP, as amended.

The Lock-up Option Agreements, dated November 12, 2012, provide that the counterparties thereto (i.e, the Restricted Investors) will, among other matters, lock-up, not tender and not sell their “Locked-Up Shares” through the period expiring 11 business days following the expiration of the Present Tender Offer.  Further, the Restricted Investors were issued a put right which, if exercised, would obligate the post-acquisition Company to purchase any or all of its Locked-Up Shares for $10.30 per share.  Based upon these facts and the Company’s express reliance of the exceptions set forth in Rule 14e-5(b)(7), any potential purchase of the Locked-Up Shares from the Restricted Investors should not be integrated with the Present Tender Offer, and moreover would not violate the best price rule of 13e-4(f)(8)(ii).  The detailed legal analysis requested by the Staff is set forth below.

First, there is no prohibition against an issuer entering into a contractual agreement that offers consideration different, or in excess, to that offered by such issuer in a tender offer, so long as the provisions of Rule 14e-5(b)(7) are satisfied.  As previously stated, the Company believes the requirements of Rule 14e-5(b)(7) have been satisfied.  Moreover, as noted by the Staff in the adopting release for Rule 14e-5, there is no requirement that the contract price for the Locked-up Shares (i.e., $10.30 per share) be the same as the offer price in the tender offer (i.e., $10.10 per share), as the Staff views these contracts as the functional equivalents of options that have no such price restriction for their exercise under Rule 14e-5.10  As such, and in light of this express exception, the potential closing of the purchase of the Locked-Up Shares from the Restricted Investors pursuant to the Lock-up Option Agreements stands alone, and should not be integrated with the Present Tender Offer.

Second, the arrangement to purchase the Locked-Up Shares from the Restricted Investors as provided for by the Lock-up Option Agreements complies with the restrictions placed upon an issuer’s repurchase of a subject security following the expiration of its tender offer.  The closing of any purchase of the Locked-Up Shares pursuant to the put right would occur between the 13th and 15th business day following the expiration of the Present Tender Offer.11  As such, the Company’s purchase of the Locked-up Shares from the Restricted Investors would comply with the provisions of Rule 13e-4(f)(6), which only prohibits an issuer, during the ten (10) business days after the date of termination of the issuer’s tender offer, from purchasing the subject security.  Again, as the Put Option (as structured) is permitted by the applicable tender offer rules, it should not be integrated with the Present Tender Offer.

10             SEC Release No. 33-7760; 34-42055; IC-24107, § II.5.e (October 22, 1999).
11             The Locked-Up Shares are released from their lock-up and sale restrictions beginning on the 11th business day following the expiration of the tender offer.  Thereafter, the Restricted Investors may, within two business days, exercise their put rights.  If properly exercised, the Company is obligated to purchase such shares on the second business day thereafter.

Third, the best-price rule set forth in Rule 13e-4(f)(8)(ii) is not applicable to the potential purchases of the Locked-up Shares, because the best price rule does not apply to securities that are not tendered in a tender offer.12 Rule 13e-4(f)(8)(ii), the best-price rule applicable to the purchase of common shares in a tender offer, requires only that the consideration paid by the Company to any security holders for their tendered securities in the Present Tender Offer will be the highest consideration paid to any other security holder for securities tendered into the Present Tender Offer.  Without question, upon the closing of Present Tender Offer, the Company will pay $10.10 to every holder tendering its shares in the Present Tender Offer, in full-satisfaction of Rule 13e-4(f)(8)(ii).  The Lock-up Option Agreements do not change this.

In fact, the Restricted Investors expressly agreed (among other restrictions) to refrain from tendering their Locked-up Shares in the Present Tender Offer.  The purchase of any Locked-up Shares, therefore, would only occur between the 13th and 15th business day following the expiration of the Present Tender Offer.  The Company’s purchase of the Locked-up Shares at $10.30 per share between the 13th and 15th business day following the expiration of the Present Tender Offer would therefore not violate the best-price rule, as the Locked-up Shares will not be purchased in the Present Tender Offer.  Moreover, the Lock-up Option Agreements are negotiated commercial agreements that rely on the express exception set forth in Rule 14e-5(b)(7) and comply with the provisions of Rule 13e-4(f)(6), and therefore also do not violate the best-price rule. Accordingly, the potential purchase of Locked-up Shares should not be integrated into the Present Tender Offer.

Fourth, the Lock-up Option Agreements represent negotiated commercial agreements entered into with sophisticated institutional investors.  The terms of each of the lock-up, the restrictions against sale, the restrictions against purchase, the lock-up period, the granting of the put right, the period during which the put right may be exercised and the timing of the closing of any closing of such purchases were negotiated with the Restricted Investors on a private, arm’s length basis with access provided to material information about the proposed business combination with Assetplus, and represent terms acceptable or requested by the Restricted Investors.

The Company believes that the Restricted Investors’ agreements, during the period beginning on November 12, 2012 and expiring on the 11th business day following the expiration of the Present Tender Offer, to: (i) lock-up and not sell or otherwise dispose of their Locked-up Shares, (ii) refrain from tendering their Locked-Up Shares in the Present Tender Offer and (iii) refrain from  purchasing additional shares of the Company’s common stock, or any derivatives thereof each materially differentiate the terms of the Lock-up Option Agreements from the terms of the Present Tender Offer.  For example, prior to each of the public announcement of the transaction with Assetplus and the Present Tender Offer, and therefore prior to the commencement of the Present Tender Offer (the documents of which provide material disclosure about the business of Assetplus and the transaction), the Restricted Investors were prohibited from engaging in arbitrage activity, from the purchase of any of the Company’s securities for any reason and from the ability to sell or otherwise dispose of their Locked-up Shares.  The Restricted Investors were therefore unable to increase, decrease a portion of or liquidate their holdings entirely in the event the market responded positively to the transaction and the Company’s stock price increased, and were similarly unable to increase, decrease a portion of or liquidate their holdings entirely in the event the market responded negatively to the transaction and the Company’s stock price decreased.  Such restrictions were unique to the Restricted Investors, and therefore inapplicable to the balance of the Company’s shareholders.  Unlike the Restricted Investors, other holders of the Company’s securities may freely sell their shares in the open market, sell their shares pursuant to private transactions, acquire additional shares or warrants (privately or in the open market) and/or tender any portion of their common shares in the Present Tender Offer.  For these reasons, and further because these commercial agreements were executed in reliance on the express provisions of Rules 14e-5(b)(7) and 13e-4(f)(6), the potential purchases are subject to terms materially different from the Present Tender Offer, and therefore should not be integrated into the Present Tender Offer.

12             Exchange Act Release No. 34-54684, §II.A.2, and footnote 41. (Nov. 1, 2006).

Fifth, the potential purchase of the Locked-up Shares is in actuality an obligation of the post-business combination entity, which subsequent to closing, will be the holding company for the operations of Assetplus and its subsidiaries.  As such, we believe it is inappropriate to integrate the Present Tender Offer with the obligation of a wholly-different company (i.e., one with liquid and hard assets).

Sixth, to the extent the Commission were to integrate any potential purchases of Locked-up Shares into the Present Tender Offer, the Company believes that the purchase of such shares would still comply with the best-price rule set forth in 13e-4(f)(8)(ii).  As previously stated, the Lock-up Option Agreements represent negotiated commercial agreements.  Although the purchase price of $10.30 per share for any Locked-up Shares potentially purchasable by the Company exceeds the $10.10 per share offered to shareholders in the tender offer, the Company believes such payment would not qualify as “higher” consideration to the Restricted Investors when viewed in light of the aggregate components of such consideration.  For example, the aggregate of $10.30 per share payable by the post-acquisition Company to the Restricted Investor for the Locked-up Shares represents consideration for: (i) the purchase of the Lock-up Shares, (ii) the agreement to the lock-up period (iii) the agreement to refrain from tendering the Locked-up Shares and (iv) the Agreement to refrain from certain transactions in the Company’s securities.  Although the Company is purchasing common shares in the Present Tender Offer for $10.10 per share, none of its other shareholders was required to agree to a lock up period, agree to refrain from tendering its shares or agree to refrain from entering into certain transactions in the Company’s securities.  As such, if required, of the $10.30 per share payable for the Locked-up Shares, the Company would seek to allocate $10.10 to the purchase of each share, and an aggregate of $0.20 as consideration for the lock-up period and each of the agreements to refrain from tendering or disposing of its Locked-up Shares, or otherwise entering into certain transactions in the Company’s securities.13  Therefore, even if the purchase of the Locked-up Shares from the Restricted Investors were to be integrated into the Present Tender Offer, which the Company believes it should not be, the Company respectfully advises the Staff that such integration would not violate the best-price rule.

For all these reasons, we respectfully advise the Staff that the purchase of Locked-up Shares from the Restricted Investors would be pursuant to separate transactions that differ materially from the terms of the Present Tender Offer and therefore should not be integrated with the Present Tender Offer, as the same were entered into in express reliance on the exception set forth in Rule 14e-5(b)(7), are compliant with the provisions of Rule 13e-4(f)(6) and do not implicate the best-price rule because such put right purchases, if any, would not be made in the Present Tender Offer.  However, even if integrated, for the reasons set forth above, such purchases would not violate Rule 13e-4(f)(8)(ii).

4.
Due to the significant changes in capitalization that will occur at the time of the acquisition transaction and potential redemption of common shares, we believe that it would be useful to investors to present a Capitalization table in your filing.  The Capitalization table should reflect not only the historical capitalization of the company but the capitalization of the combined entity assuming no stock redemption in the tender offer and the maximum amount of stock redeemed in the tender offer.  The table should also have a column which reflects the acquisition transaction and the subsequent assumption of debt.  This “capitalization as adjusted” amount should reflect the additional debt that has been incurred by Assetplus to date as well as the assumption of the debt by Nautilus and the issuance of the put shares to Mezzanine Financing that are considered part of the acquisition consideration.

13             Gerber v. Computer Associates Intern., Inc., 303 F3d 126, 137-38, Fed Sec. L. rep. (CCH) ¶93745 (E.D. Mich. 1988), judgment aff’d, 883 F.2d 438 (6th. Cir. 1989), judgment aff’d, 883 F.2d 438 (6th Cir. 1989).

In accordance with the Staff’s comment, we have revised the disclosure in Item 8 of the Amended TO, which modifies page 46 of the OTP to add the capitalization tables requested by the Staff.

Summary Term Sheet and Questions and Answers, page 1

5.
Please disclose how you intend to utilize the funds remaining in the Trust Account after the tender offer.  Please discuss, for example, the amount of funds that will remain assuming all, half and none of the Common Shares are tendered and how you intend to use such funds once the Acquisition is completed.  In your discussion, please identify and quantify all of the possible material cash commitments within the first year of operations, including, for example, the Cash Consideration, the repurchase of the Put Shares, the purchase of the Lock-Up Shares, the purchase of two OSVRs, the exercise of the Exclusive Option Agreement and the repayment of the Standby Facility.  Include a tabular presentation or tell us why you believe it would not aid understanding of the effect of these obligations.  Please also disclose how much cash you expect Assetplus to have at the time of the Acquisition.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies page 9 of the OTP, to disclose our intention relating to the utilization of funds remaining in the Trust Account subsequent to the tender offer.

6.
To the extent there are post-Acquisition scenarios that will require you to seek additional financing in order to meet your obligations and continue the operation of the business as planned, please discuss what plans or commitments you have to acquire those funds.  Please also consider appropriate risk factor disclosure.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies page 10 of the OTP, to disclose scenarios relating to additional future financing activities, and added the disclosure in Item 11(b) of the Amended TO, which modifies page 38 of the OTP to include appropriate risk factor disclosure.

7.
Please disclose in the summary that you have not obtained an opinion regarding the fairness to your shareholders of the price you are paying in the Acquisition.  Please also include a statement that shareholders will therefore not have the benefit of the opinion of an independent third party nor will they be provided with the related financial analyses in support of such a determination.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies page 11 of the OTP, to clarify that we have not obtained an opinion regarding the fairness of the price that we are paying in the Acquisition, nor will they be provided with a related financial analyses in support of the Acquisition Consideration.

8.	Please disclose the expected amount that would be returned to your shareholders on a per share basis in the event you are unable to close the Acquisition and are required to liquidate.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies page 9 of the OTP, to disclose the expected amount that would be returned to our shareholders on a per share basis in the event we are unable to close the Acquisition and are required to liquidate.

Who are Assetplus and the Sellers?, page 5

9.
Please disclose the ownership and operating status as of the most recent practicable date of each of the six vessels referenced in the answer to this question.  Please do so in a manner that will provide shareholders with a clear understanding of when and to what extent Assetplus will begin operations and generating revenues.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 and Item 11(b) of the Amended TO, which modifies pages 5, 65, 66 and 133 of the OTP, to make the requested disclosure.

What is the Structure of the Acquisition and the Acquisition Consideration?, page 5

10.	Please include the 500,000 shares of common stock to be received by Oil & Gas from the company or insiders in the answer to this question.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies pages 5 and 46 of the OTP, to include the 500,000 Common Shares to be received by Oil & Gas from the Company or Insiders, as applicable.

What interests do Nautilus’s directors and officers and others have in the Transaction?, page 14

11.
It appears that Messrs. Tsirigakis and Syllantavos will continue to serve as executive officers of the company and will enter into consultancy agreements following the Acquisition.  Please revise the answer to this question accordingly.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies pages 14 and 52 of the OTP, to clarify that Messrs. Tsirigakis and Syllantavos will remain executive officers of the Company and will enter into consultancy agreements following the Acquisition.

Cautionary Note Regarding Forward-Looking Statements, page 16

12.
We note your suggestion that your shareholders should consider the risk factor disclosure included in your “other filings with the SEC, including the final prospectus related to our IPO filed with the SEC on July 14, 2011 (File No. 333-174634) and our Annual Report on Form 20-F for the fiscal year ended October 31, 2011.”  Please remove this reference to disclosure in other filings, and similar references elsewhere in the Offer to Purchase, or explain why you believe such references are appropriate.  Please also confirm that all material risks related to the tender offer and the business combination have been addressed in the Offer to Purchase.

In accordance with the Staff’s comment, we have revised the disclosure in Item 4 of the Amended TO, which modifies page 16 of the OTP, to remove our reference suggesting that shareholders should consider the risk factor disclosure in our other filings.

Additionally, we can confirm our belief that all material risks related to the tender offer and the business combination have been addressed in the OTP, as amended, including certain additional risk factor disclosure included within the Amended TO.

Risk Factors, page 17

13.	We note your disclosure on page 59 regarding a staggered board structure after the closing of the Acquisition. Please include appropriate risk factor disclosure.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 35 of the OTP to include a risk factor relating to the Company’s staggered board structure following the Acquisition.

Selected Historical Financial Information, page 42

Nautilus Marine Acquisition Corp.

14.
We note that the column of selected historical financial information for the period November 1, 2010 (date of inception) to October 31, 2011 is marked as unaudited.  In light of the fact that this period is included in the audited financial statements, please revise to remove the “unaudited” reference.  Also, the financial information as of and for the nine month period ended July 31, 2012 should be labeled as “unaudited”.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies page 42 of the OTP to reflect that the period identified above is unaudited.

Comparative Share Information, page 44

15.
We note your disclosure that the pro forma per share information reflects the acquisition being accounted for as a recapitalization by Assetplus of Nautilus.  As indicated in our comment below regarding the anticipated accounting treatment for the transaction, we believe that this acquisition should be accounted for as a business combination with Nautilus treated as the accounting acquirer of Assetplus. Please revise your pro forma per share information in this section to reflect this change in accounting for the acquisition.

The Staff is advised that the Company reconsidered its position on this matter and now concurs with the Staff’s view that the Acquisition transaction should be treated as a business combination between Nautilus and Assetplus, with Nautilus being treated as the accounting acquirer.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies pages 44 and 45 of the OTP to the effect that (i) the introductory paragraphs of the “Comparative share information” section are revised in order to reflect this accounting treatment and (ii) the pro forma per share information is revised in order to reflect any changes performed in the pro forma financial statements and the average number of shares basic and diluted.

The Transaction, page 46

16.
We note from the disclosure on page 47 that the sellers may be entitled to receive an earn-out payment in the aggregate amount of up to $6,315,040 of common shares in additional consideration for the purchase of their equity interest in Assetplus if Nautilus achieves consolidated EBITDA (defined as gross revenue minus commissions minus vessel operating expenses on an annualized basis) for the fiscal year ending December 31, 2013 equal to or in excess of $18,000,000.  Please tell us and revise to disclose if there are any other conditions required for the sellers to receive this contingent consideration, such as continued employment with the combined entity. We may have further comment upon review of your response.

The Staff is advised that there are no other conditions to the sellers’ receipt of the earn-out payment other than the achievement of the EBITDA threshold (as defined).  The sellers (i.e., the two corporate shareholders of Assetplus) and their principals will not be employed by Nautilus post-transaction.  The Staff is further advised that Vega Offshore Management AS (“Vega Offshore”), a wholly owned subsidiary of Vega Resource Group AS (“Vega Resource”), will be contracted to provide third party commercial management services to the Company’s vessels through the assumption, at the time of Acquisition, of the current Assetplus-Vega Offshore commercial management agreement. This contractual arrangement is terminable with three (3) months’ notice and its existence is not a condition to the earn-out.

Background of the Transaction, page 48

17.
Please discuss how the board made the determination that the entry into the Lock-Up Option Agreement, which includes the Put Right, was in the best interest of the company’s shareholders.  We note, in particular, that the Put Right provides a select group of the company’s shareholders with the option to receive $0.20 more per share than all other shareholders can receive through the tender offer.

The Staff is advised that the Company’s board has determined that the acquisition of Assetplus is in the best interest of the Company and its shareholders.  As the Staff is aware, the acquisition can occur only if the Offer closes within the parameters set forth in the Company’s charter (i.e., that no more than approximately 88% of the Company’s IPO shares are tendered in the Offer).  As such, the board determined that it was in the best interest of the Company’s shareholders to facilitate the acquisition of Assetplus by securing the commitment of key existing institutional investors to support the Acquisition by agreeing to not tender their shares in the Offer, thus helping to facilitate the closing of the transaction.  This will not only assist the Company in completing the transaction in compliance with the provisions of its charter, but also to demonstrate to other shareholders that certain existing institutional investors find the transaction attractive enough to forego their redemption rights.  This select group of investors has been provided with a put right priced at a slight premium to the tender offer price in consideration of their commitment to not participate in the Offer, and agreement to certain additional prohibitions regarding their ability to engage in transaction regarding the Company’s securities.  We note that the put right may only be exercised, if at all, after the expiration and closing of the Offer.  Therefore, as the lock-up terms that the Restricted Investors are subject to differ materially from the lack of such restrictions that the balance of our shareholders are subject to, we believe the put right is not directly comparable to shareholders exercising their redemption rights in the Offer.

18.
We note the statement in your December 7, 2012 press release that Seaborne Capital Advisors LLC is acting as a financial advisor to the company in connection with the proposed transaction.  We also note the disclosure on page 142 that Mr. Argyropoulos, one of the post-transaction directors of the company, is a founder and managing director of Seaborne.  The Offer to Purchase, however, does not discuss the role of Seaborne as a financial advisor, nor does it address the connection between Seaborne as a financial advisor and one of your future directors.  Please revise accordingly.  Please also discuss any compensation Mr. Argyropoulos will receive, either directly or indirectly, as a result of fees payable to Seaborne or otherwise in connection with the consummation of the transaction.

The Staff is advised that Seaborne Capital Advisors Ltd. (“Seaborne”) is a party to an engagement agreement with the Company to provide financial advisory services to the Company in connection with this transaction.  This engagement will terminate at the conclusion of the Offer.  In accordance with the Staff’s comment, we have revised the disclosure in Item 1 and 11(b) of the Amended TO, which modifies pages 14, 53, 59, and 153 of the OTP, to disclose Seaborne’s role and compensation terms as well as highlight Mr. Argyropoulos positions with Seaborne and as a future director of the Company.

The Staff is further advised that Mr. Argyropoulos, who serves in the capacity of a managing director of Seaborne pursuant to a consultancy agreement, will not directly receive any fees payable to Seaborne or otherwise in connection with the consummation of the Transaction, although he may receive ongoing salary or discretionary bonuses directly from Seaborne, which may include proceeds from the fees payable by Nautilus to Seaborne.

19.
In your discussion of the special board meeting on November 19, 2012, you refer to the board’s “analysis” being based on certain “assumptions.”  Given that the board did not receive a fairness opinion from its financial advisors, please discuss the information on which the board based its analysis and what material assumptions were utilized.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 51 of the OTP to further discuss the assumptions on which the board based its analysis.

20.
Please tell us what consideration was given, if any, to the fact that if the company did not enter into an agreement with Assetplus, it may not have had time to find another suitable target and close a transaction by the February 14, 2013 liquidation date.

The Staff is advised that in considering the acquisition proposal of Assetplus, the Company’s board considered the matter on its merits and without consideration to the timing issue noted by the Staff in this comment.

Anticipated Accounting Treatment, page 53

21.
We note from your disclosure on page 53 and elsewhere that the acquisition of Assetplus by Nautilus will be accounted for as a recapitalization of Assetplus and management has concluded that Assetplus is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition.  We also note that Assetplus is the larger of the two entities and is the operating company within the combining companies and that the directors designated by Assetplus will hold one seat on Nautilus’s board of directors.  We further note that although a larger portion of the voting rights in the combined entity is likely to be held by pre-acquisition Nautilus shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity were not aligned with this voting interest.

Given that the consideration being issued to the sellers of Assetplus as outlined on page 46 of the filing under the heading “The Transaction” consists of common shares with an estimated fair value of $17,400,007, shares issued in repayment of debt aggregating $6,000,000, assumption of debt aggregating an amount not exceeding $52,220,000 and a cash payment of $7,150,000 payable subsequent to closing, as well as a subsequent earn-out payment of up to $6,315,040 payable in common shares, we are unclear as to why you believe Assetplus is the accounting acquirer.  In this regard, as outlined in ASC 805-55-11, in a business combination effected primarily be transferring cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities, which in this case is Nautilus.  Also, your disclosure indicates that the larger portion of the voting rights of the combined entity is likely to be held by pre-acquisition Nautilus shareholders following the transaction and ASC 805-55-12(b) also indicates that the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.  Furthermore, it appears that Assetplus will hold only one seat on the board of directors upon completion of the transaction whereas the current directors of Nautilus will hold a number of board seats upon completion of the transaction and Nautilus will appoint three new board members upon the closing. A s outlined in ASC 805-055-12(c), the acquirer is usually the combining entity whose owners have the ability to elect or appoint the majority of the members of the governing body of the combined entity.  Based on all of the above factors, we believe that Nautilus rather than Assetplus should be treated as the accounting acquirer in the merger transaction.  Additionally, given that a portion of the consideration for the merger transaction is cash and the assumption of debt, we believe that the acquisition of Assetplus should be accounted for as a purchase transaction rather than as a recapitalization transaction.  Please revise your discussion of the accounting treatment on page 53 and elsewhere in the filing accordingly.  The pro forma financial information included on page 136 through 141 will also need to be revised to reflect the merger as a purchase transaction with Nautilus being treated as the accounting acquirer.

After considering the relevant facts and circumstances surrounding the Acquisition and consulting with its auditors and financial and accounting advisors, the Company concurs with the Staff’s view that the Acquisition transaction should be treated as a business combination between Nautilus and Assetplus with Nautilus being treated as the accounting acquirer and, as such, a purchase transaction rather than a recapitalization transaction. Accordingly, the Company revised the discussion of the accounting treatment in Item 4 of the Amended TO, which modifies page 53 and elsewhere in the OTP accordingly, and the pro forma financial information in Item 10(b) of the Amended TO which modifies pages 136 through 141 to reflect the Acquisition transaction as a purchase transaction with Nautilus being treated as the accounting acquirer.

Sources of Debt Financing for the PSVs and OSRVs, page 63

22.
Please include a complete description of all material terms of all of the debt financing discussed in this section.  We note that in some instances you have not disclosed the current amount outstanding, a description of the material covenants, the collateral, the repayment schedule or the maturity date.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 65 of the OTP to disclose all material terms of all of the Company’s and/or Assetplus’ debt financings.

Additional Material Related Agreements, page 65

23.
You state in the introduction to this section that the Additional Material Related Agreements described in this section were filed as exhibits to the company’s Form 6-K, dated December 7, 2012.  It appears, however, that a number of the material agreements described in this section have not been filed as exhibits.  Please file all such agreements or explain the inconsistency.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(a) of the Amended TO, which modifies page 65 of the OTP to clarify that only certain of the additional material related agreements were filed with the Form 6-K, dated December 7, 2012.

Vessel Delivery and MOAs, page 65

24.
You state in the third paragraph of this section that you intend to secure debt financing for two additional OSRVs you intend to acquire.  Please disclose the current status of these financing arrangements.  To the extent you have no commitments in place, please balance your disclosure by explaining that you may not be able to complete the vessel acquisitions if you are unable to secure appropriate financing.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 65 of the OTP to disclose that neither Assetplus nor the Company has secured any related debt financing commitments from financial institutions to date, thus they may not be able to complete the purchase of the two additional OSRVs. In addition, we amended the first sentence of the first paragraph of the same section to update the status of vessel delivery.

Standby Facility, page 70

25.	Please clarify, if true, that the financing described in this section and the following section will be interest free to the company.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(a) of the Amended TO, which modifies page 70 of the OTP to clarify that each of the Standby Facility and Irrevocable Standby Facility is an interest free loan to the Company.

Business of Assetplus, page 111

26.	Please include a discussion of the expected dry docking schedule for the vessels that Assetplus has acquired and anticipates acquiring.

The Staff is advised that the vessels are not scheduled to be drydocked for the first five years of their life in accordance with vessel classification society rules stipulating the maintenance and repair requirements for vessels.  Accordingly, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 111 of the OTP, to disclose this fact.

Vessels, page 111

27.
We note the disclosure on page 118 that the capability of AHT/AHTS vessels is usually classified according to brake horse power.  Please revise the table in this section to quantify the brake horse power for the OSRVs.

We respectfully advise the Staff that brake horse power is irrelevant for OSRVs  since they do not conduct towing activities.  However, given that Assetplus’ OSRVs are based on AHT/AHTS with suitable modifications resulting in enhanced value, we have revised the table to include the brake horse power as suggested by the Staff. Accordingly, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 111 of the OTP, to reflect brake horse power.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 136

28.
We note the disclosure in the third paragraph on page 136 which indicates that the Acquisition will be accounted for as a recapitalization of Assetplus and management has concluded that Assetplus is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition.  We also note that this transaction is not considered to be a business combination under ASC 805 as Nautilus does not meet the definition of a business and hence the combination of the two companies are based on their historical carrying values.  As outlined in our comment above, since Nautilus is issuing cash and non-cash consideration to the sellers of Assetplus and will retain control of the business through their control of the board of directions following the transaction, we believe they should be reflected as the accounting acquirer in this transaction.  Furthermore, we believe the purchase method of accounting should be used to account for this transaction in the pro forma financial information.  Please revise the pro forma balance sheet and pro forma statement of operations to appropriately reflect this transaction as a business combination with Nautilus treated as the accounting acquirer.  In this regard, you should have a pro forma adjustments column for the acquisition transaction that is separate from the pro forma adjustments made assuming no tender of common shares and maximum tender of common shares.  Your pro forma adjustments related to the business combination should include the allocation of the purchase price, including adjusting assets and liabilities acquired to fair value and recognizing intangibles, with pro forma adjustments also provided for related changes in depreciation and amortization expense. Your footnotes should include a schedule showing the calculation of the purchase price (including the value assigned to non-cash portions).  Also, the fair value of the contingent consideration, which should be part of the purchase consideration, should be presented as an adjustment to the pro forma balance sheet as a liability.  Your notes to the pro forma statements should also include disclosures similar to those required by ASC 805-10-50, 805-20-50 and 805-30-50, as applicable, for this business combination.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b) of the Amended TO, which modifies the pro forma information beginning on page 136 of the OTP as set forth below. As noted in the response to the SEC comment #21, the Company concurs with the Staff’s view that the Acquisition should be accounted for as a business combination between Nautilus and Assetplus, with Nautilus being treated as the accounting acquirer and, as such, a purchase transaction rather than a recapitalization.

The pro forma balance sheets included in the amended OTP which is revised accordingly to reflect the change in the accounting, include a column reflecting the pro forma adjustments attributed to the Acquisition and the allocation of the purchase price, separately from the pro forma adjustments assuming no tender of common shares and maximum tender of common shares.

The Staff is further advised that the pro forma statements of operations have been revised accordingly in order to include the depreciation of the vessels and the amortization expense of the intangible assets recognized as a result of the Acquisition, following the revision of the pro forma balance sheet where, the acquisition of the vessels and intangible assets as well as the assumption of debt of Assetplus by Nautilus are reflected in accordance with our response to comment #29 below.

The footnotes to the pro forma financial information have been amended accordingly in order to include a schedule indicating the calculation of the purchase price, including the value assigned to the non-cash portions of the purchase consideration.. Furthermore, the fair value of the Contingent Consideration is included in the calculation of the purchase consideration and is presented as a liability in the pro forma balance sheets. No pro forma balance sheet adjustment was made for the presentation of the Contingent Consideration as a liability as per the reasons outlined in the response to the comment #33. The footnotes to the pro forma financial statements also include the disclosures similar to those required by ASC 805-10-50, 805-20-50 and 805-30-50, as applicable, for this business combination.

29.
We note the disclosure in the last paragraph on page 136 which indicates that the pro forma financial information does not give effect to (i) the issuance of an aggregate of 594,059 Put Shares to Mezzanine Financing in full satisfaction of the principal amount of the working capital facility of $6,000,000 and (ii) the Debt Assumption Amount totaling $32,075,000 (maximum aggregate amount of $52,220,000) as these loan facilities were entered into subsequent to the reporting period of Assetplus and would have been entered into irrespective if the Transaction is consummated or not and hence are not directly attributable to the transaction.  As the issuance of the 594,059 Put Shares and the assumption of debt by Nautilus is part of the acquisition consideration as outlined on page 46 of the filing, and your disclosures on page A-3 and elsewhere indicate that the purchase price was negotiated based on the assumption that Assetplus would own a total of four vessels (or the rights to acquire such vessels) with their contracts, including time charters, and would be obligated to repay the related indebtedness according to its existing repayment terms, we believe that the pro forma financial statements should reflect the acquisition of the vessels and the related assumption of debt.  The pro forma adjustments should include the assumption by Nautilus of the Assumed Indebtedness not to exceed $52.2 million and the issuance by Nautilus of 594,059 put shares to Mezzanine Financing to pay off the $6 million working capital facility.  The adjustments to the pro forma statement of income should also reflect the interest expense related to the new debt and amortization of any related debt issuance costs and the notes to the pro forma financial information should be revised to disclose the rate used to calculate the pro forma adjustment to expense and should explain how amortization of debt issuance costs was calculated or determined. Further, the notes to the pro forma financial statements should be revised to discuss why the vessel acquisitions and related debt are being included in the pro forma financial statements and to explain the nature and terms of these transactions.

In light of the revised accounting treatment for the Acquisition, we have revised the disclosure in Item 10(b) of the Amended TO to revise the pro forma balance sheet on the basis that the maximum debt assumed by Nautilus is presented, with a corresponding allocation to the cost of the vessels and the cash balances of the combined entity.  The pro forma balance sheet is revised as well for the issuance of 594,059 Put Shares to Mezzanine Financing in full satisfaction of the principal amount of the Working Capital Facility, drawn down and all interest and original issue discount amounts on such loan.

The Staff is further advised that the Company revised the pro forma statements of operations to reflect the interest expense related to the new debt and amortization of the related debt issuance costs, including the debt discount.  In addition, the footnotes are revised to disclose the rate used to calculate the pro forma interest expense and to explain how amortization of debt issuance costs was calculated, including a sensitivity of such expense to the changes of the interest rates.

The Staff is advised that, the Company discussed within the notes to the pro forma financial statements why the vessel acquisitions and related debt are being included in the pro forma financial statements and the nature and terms of these transactions.

30.
We note from the disclosure included on page 48 and elsewhere in the filing that on November 12, 2012, the company entered into Lock-Up Option Agreements with certain Restricted Investors for an aggregate of 542,700 Locked-Up Shares representing 11.3% of the Common Shares issued in your IPO.  We also note that pursuant to this agreement, each Restricted Investor has agreed not to tender its locked-up shares in the offer.  We further note that in connection with the Lock-Up Option Agreement, the company has granted each Restricted Investor a Put Right exercisable commencing on the expiration of the Lock-Up Period and terminating on the second business day thereafter, pursuant to which each Locked-up share may be put back to the company at $10.30 per share, at the option of the Restricted Investor.  As the execution of the Lock-Up Option Agreement and related Put Right appears to be directly attributable to the acquisition and tender offer, please revise the pro forma balance sheet to give effect to these agreements.  As part of your response and your revised disclosure, you should also explain the basis or rationale for the accounting treatment that will be used for the shares that will be subject to the Put Right agreement.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b) of the Amended TO, pursuant to which the pro forma balance sheet has been revised accordingly in order to include the fair value of the Put Right agreement, amounting to $141,567, which is considered by the Company to be directly attributable to the Acquisition.

The Staff is advised that the Common Shares covered by the Put Right agreement have been excluded from the number of Common Shares subject to redemption for pro forma balance sheet presentation purposes. At the closing of the Acquisition, all the existing Common Shares subject to redemption will be converted into Common Shares if not tendered. The Put Right issued to the Restricted Investors, representing a freestanding financial instrument enables the Restricted Investors, to put back to the Company 542,700 Common Shares at the price of $10.30 per share. The instrument  is presented as a derivative financial instrument under current liabilities  in the pro forma balance sheets, in accordance with the guidance provided by ASC 480-10 “Distinguishing Liabilities From Equity- Overall” and ASC 815-10 “Derivatives and Hedging – Overall”, with a corresponding increase in the accumulated deficit.

The Staff is advised that the revised disclosure of the pro forma financial statements includes the basis of the classification of this Put Right as “derivative financial instrument” in the pro forma balance sheet on a basis similar to this response.

31.
Please revise the pro forma balance sheet to reflect the acquisition and tender offer transactions as if they occurred as of July 31, 2012.  Your introductory section should also be revised to disclose that the pro forma balance sheet assumes that the acquisition and tender offer transaction occurred as of July 31, 2012, the latest balance sheet date of Nautilus. Also, your pro forma statement of operations should be for the latest fiscal year of Nautilus (the period from inception November 1, 2010 through October 31, 2011) and the most recent interim period (the nine months ended July 31, 2012). Your disclosure in the introductory section should also indicate that the pro forma statements of operations assume the transaction occurred as of November 1, 2010.

In light of the revised accounting treatment for the Acquisition, the pro forma balance sheet has been revised  to reflect the Acquisition and tender offer transactions as if they occurred as of July 31, 2012 with a corresponding revision of the introductory section which disclose such a pro forma balance sheet presentation.

The Staff is advised that the Company revised the pro forma statements of operations to present the latest fiscal year of Nautilus (the period from inception November 1, 2010 through October 31, 2011) and the most recent interim period (the nine months ended July 31, 2012) as this is requested by the respective guidance applicable to the preparation of the pro forma financial statements. The introductory section was revised to indicate that the pro forma statements of operations assume the transaction occurred as of November 1, 2010.

32.
As it appears that an amount of shares tendered could vary between no common shares being tendered and the maximum number of allowable shares being tendered, please revise the pro forma financial information to include a sensitivity analysis explaining how the pro forma balance sheet and statement of operations would be impacted in the event that the number of shares tendered varies from the minimum and maximum number of shares which could be tendered in connection with the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.  The Pro forma comparative book value per share and basic and diluted earnings per share appearing on page 45 should also be revised to include a similar sensitivity analysis.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b). The Staff is advised that Footnote 17 under Note 4 “Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments” to the Unaudited Condensed Consolidated Pro Forma Balance Sheet has been added to present cash and cash equivalents, common stock and the additional paid in capital as well as the total shareholders’ equity, assuming a tender of half (i.e. 50%) of the maximum allowable number of common shares subject to redemption, as the variance in the number of the common shares which will be tendered results in different outcomes for the balance sheet elements presented above. The balance of cash and cash equivalents, common stock, additional paid in capital and total shareholders’ equity which are presented in the pro forma balance sheets, assuming maximum allowable tender of common shares and no tender of common shares are referenced to Footnote 17 under Note 4 “Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments” to the Unaudited Condensed Consolidated Pro Forma Balance Sheet.

The Staff is advised that no sensitivity analysis is presented with respect to the pro forma statements of operations as these are not affected by the number of shares being tendered.

The Staff is also advised that the pro forma comparative book value per share and basic and diluted earnings per share appearing on page 45 of the OTP has been revised to include a sensitivity analysis summarizing the possible outcomes, assuming no tender of common shares, a tender of half of the common shares subject to redemption and maximum allowable tender of common shares.

33.
We note your disclosure in the fourth paragraph of the introductory section that the fair value of the Contingent Consideration has been recorded in the historical financial statements of Assetplus as of September 30, 2012.  However, in light of the fact that the acquisition has not yet occurred, it does not appear that the Contingent Consideration should be included, nor does it appear that the amount is reflected, in the historical balance sheet as of September 30, 2012.  Rather, the amount should be disclosed as part of the purchase price consideration and should be included as a pro forma adjustment to record the fair value of the liability.  See ASC 805-30-25-5 through 7.  Please advise or revise as appropriate.

The Staff is advised that according to the current shareholders agreement of Assetplus (the “Shareholders Agreement”) which will terminate upon the closing of the Acquisition, the controlling shareholder (Oil & Gas) and the non-controlling shareholder (Vega Resource) are entitled to receive a fixed dollar amount in the form of a variable number of common shares of Assetplus or its successor, subject to the terms and the conditions presented in Note 7 of the consolidated financial statements of Assetplus as of September 30, 2012.  The terms of the Contingent Consideration pursuant to the Share Purchase Agreement to the controlling shareholder and the non-controlling shareholder of Assetplus are identical to the ones existing in the Shareholders Agreement of Assetplus, as Nautilus is considered to be the successor of Assetplus for the purpose of such Shareholders Agreement.  Accordingly, the Contingent Consideration, which is part of the Purchase Price set forth in the Share Purchase Agreement, replaces the existing liability of Assetplus to its shareholders under the terms of the Shareholders Agreement, which is presented under “Other non-current liabilities” in the consolidated balance sheet and Note 7 of the consolidated financial statements of Assetplus as of September 30, 2012.  Thus, Nautilus believes that no pro forma adjustment is required as the fair value of the Contingent Consideration has already been included in the historical financial statements of Assetplus.

34.
We note from your disclosure in Note 11 to your audited financial statements of Assetplus Limited that you signed an advisory services agreement with Shipinvest Brokers Ltd. in which these consultants will receive a success fee of $250,000 related to the completion of a transaction with a third party.  Please revise the pro forma balance sheet to accrue for this liability which appears to be directly attributable to the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.  Also, please disclose that this amount will be expensed upon consummation of the acquisition transaction however the amount was not included in the pro forma statement of operations because it is a non-recurring expense.

The Staff is advised that the success fee of $250,000, which is in accordance with the agreement with Shipinvest Brokers Ltd., and relating to the completion of a transaction with a third party, as presented in Note 11 of the audited consolidated financial statements of Assetplus Limited, is part of the transaction costs amounting to $2,975,567 that are presented in Footnote 7 under Note 5 “Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments” to the Unaudited Condensed Consolidated Pro Forma Statements of Operations.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b) of the Amended TO to revise Footnote 7 under Note 5 “Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments” to the Unaudited Condensed Consolidated Pro Forma Statements of Operations.  After the revision, the Footnote 7 reads: The pro forma statements of operations have not been adjusted for transaction costs totaling $2,975,567 as these are considered non-recurring charges. These expenses will be expensed upon the consummation of the Acquisition”

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 141

35.
We note that the weighted average shares outstanding assuming no redemption of shares includes the historical common shares of Nautilus plus the shares that were available for redemption.  Please revise the notes to the pro forma statement of operations to disclose how you calculated or determined weighted average shares outstanding.  Also, it appears that the issuance of 1,722,773 newly issued shares to Assetplus as part of the acquisition consideration should be included in your weighted average shares outstanding.  Please revise accordingly.  Also, please explain in the notes to the pro forma financial information how the weighted average shares used to compute basic and diluted earnings per share assuming the maximum allowable tender of common shares was calculated or determined.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b) of the Amended TO such that the average number of shares included in the basic and diluted earnings per share assuming no tender of shares and maximum tender of shares are revised in order to include the issuance of 1,722,773 newly issued shares to Assetplus and 594,059 redeemable shares to Mezzanine Financing.  The notes to the pro forma statements of operations are revised accordingly in order to reflect the calculation of the weighted number of shares outstanding included in the calculation of the historical and the pro forma basic and diluted earnings per share.

Footnote (5), page 141

36.
We note your disclosure that the above table has not been adjusted for transaction costs totaling $2,304,000.  Please revise to disclose why you have not included this adjustment in the pro forma statement of operations (i.e., because transaction costs are non-recurring in nature).

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(b) of the Amended TO, which modifies the pro forma information beginning on page 136 of the OTP, to revise Footnote 7 under Note 5 “Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments” to Unaudited Condensed Consolidated Pro Forma Statements of Operations to read as follows: “The pro forma statements of operations have not been adjusted for transaction costs totaling $2,975,567 as these are considered non-recurring charges. These expenses will be expensed upon the consummation of the Acquisition transaction.”

Management of Nautilus Following the Acquisition, page 142

37.
We note the discussion on page 112 regarding the importance of the relationship between Vega Resource and Petrobras and Vega’s strategy of securing chartering contracts and then securing vessels to service such contracts.  Please include a discussion in this section regarding the level of reliance the company and its management will place on Vega as the commercial manager following the Acquisition to maintain the relationship with Petrobras, secure attractive chartering contracts and secure vessels to service such contracts.

In accordance with the Staff’s comment, we have revised the disclosure in Item 11(b) of the Amended TO, which modifies page 112 of the OTP to clarify that the Company does not believe it will be materially reliant on the relationship between Vega Resource and Petrobras.

Audited Financial Statements of Nautilus

Statement of Changes in Shareholders’ Equity, page F-5

38.
We note that your statement of changes in shareholders’ equity reflects the reclassification of proceeds subject to possible redemption of $43,005,205 from APIC to temporary equity during the period ended October 31, 2011.  We also note that the shares subject to redemption are included in your common shares outstanding as of October 31, 2011 and presumably are included in your weighted average shares outstanding used in the calculation of EPS.  However, we note that in your interim financial statements for the nine months ended July 31, 2012, you adjust the number of common shares outstanding as of October 31, 2011 and for the nine months ended July 31, 2012 to remove the common shares subject to redemption.  Please explain to us how you have accounted for these redeemable shares in your EPS calculations.  Please note that these calculations should be consistent between the audited financial statements and the interim financial statements. Please advise or revise appropriately.

The Staff is advised that shares subject to redemption were not included in the earnings per share calculation.  In accordance with the Staff’s comment, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies pages F-15, F-16 and F-17 of the OTP, to amend and restate the financial statements included thereon so that the weighted average of shares outstanding as of October 31, 2011 and for the nine months ended July 31, 2012 reflects the redeemable shares.

39.
Additionally, we note from your disclosure in Note 1 and 2 that all of the 4,800,000 shares of common stock sold as part of a unit in the IPO contain a redemption feature which allows for the redemption of shares of common stock under the company’s liquidation or tender offer/shareholder approval provisions.  Please tell us why you have disclosed in the statement of shareholders’ equity and elsewhere that 4,257,425 shares are subject to possible redemption.  In this regard we note that the lock-up agreement with several shareholders in regards to 542,575 shares was not entered into until November 2012, subsequent to the date of your audited and interim financial statements.  Please advise or revise as appropriate.

We respectfully advise the Staff that the 4,257,425 Common Shares indicated as “subject to possible redemption” is consistent with our disclosure contained in our quarterly and annual reports, and is further determined based upon compliance with the provisions of our Articles of Incorporation, pursuant to which the Company is not permitted to consummate its business combination transaction if more than 88% of the Common Shares issued in the IPO are redeemed in connection with such initial business transaction. 12% of the Common Shares issued in the IPO were therefore not subject to redemption in connection with the business transaction and treated as assets.

Notes to the Financial Statements

General

40.
We note from your disclosure on page 13 that as of the date of this offer to purchase, you had outstanding warrants to acquire 7,908,000 common shares at an exercise price of $11.50 per share that will become exercisable 30 days after the consummation of the acquisition. Please revise the notes to your financial statements of Nautilus to disclose the accounting treatment used by the company for these warrants.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies page F-11 of the OTP.

The Company has evaluated the accounting treatment of the investor warrants and the underwriter warrants and the warrants attached to the Units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify the warrants as additional paid-in capital.

The valuation of the warrants was based on comparable initial public offerings by previous blank check companies. The initial investors have agreed that the warrants purchased will not be sold or transferred until 30 days following consummation of a Business Combination, subject to certain limited exceptions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the initial investors will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815-40-25-13.

Note 10. Subsequent Events, page F-14

41.
We note your disclosure on page 3 that in November 2012 you entered into a lock-up with put option agreement with certain restricted investors for 542,575 shares of common stock.  Please revise your subsequent events footnote to disclose the terms and conditions of this lock-up with put option agreement. Your revised disclosure should also discuss how you have accounted for the put option in your financial statements subsequent to July 31, 2012.

In accordance with the Staff’s comment, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies page F-14 of the OTP to account for the transaction in financial statements subsequent to the July 31, 2012 financial statements as a derivative transaction in accordance with ASC 815-10-15.

Audited Financial Statements of Assetplus Limited for the Period from August 10, 2012 (Inception) through September 30, 2012

Notes to the Financial Statements

General

42.
We note from your disclosure in Note 1 that the two PSVs were delivered to the company under a bareboat agreement with the Seller prior to September 30, 2012.  We further note from your disclosure in Note 2 that bareboat agreements which meet the criteria of ASC 480 as operating leases are recognized on a straight-line basis over the period of the agreement and are included under “Formation and administrative costs.”  Please revise the notes to the financial statements to disclose the rental expense for the period of the income statement as required by ASC 840-20-50-1.  Also, please revise the notes to the financial statements to disclose the nature and terms of these bareboat agreements which existed at September 30, 2012.

In accordance with the Staff’s comment, through Assetplus we have revised the disclosure in Item 10(a) of the Amended TO to include amended  audited financial statements of Assetplus for the period from August 10, 2012 through September 30, 2012, which includes disclosure under Note 4 to read as follows: “The amount charged under these bareboat agreements totaled $178,023 for the period August 10, 2012 (date of incorporation) to September 30, 2012, and is included under “Formation and administrative costs” in the accompanying consolidated statement of operations during the period that the vessels are under modification”.

The Staff is further advised that the terms of the bareboat agreements which existed at September 30, 2012 are already presented in Note 4 of the consolidated financial statements of Assetplus.  Specifically, such note discloses that the vessels Vega Crusader and Vega Corona were delivered to Assetplus on August 24, 2012 and September 11, 2012, respectively, under bareboat agreements with the seller of such vessels for a maximum period of twelve months at a daily bare boat charter rate of $3,000.  Based on the MOA’s, as amended, the sale of the PSVs will be completed upon payment of the final amounts due and the concurrent termination of the bareboat agreement.

Furthermore, such note discloses that the vessel Vega Juniz was delivered to Assetplus on November 6, 2012 under a bareboat agreement with the seller of such vessel for a maximum period of twelve months at a daily bare boat charter rate of $1,000 and its sale will be completed upon payment of the final amounts due and the concurrent termination of the bareboat agreement.  The Staff is advised that subsequent to the period end date, all amounts due to the seller were paid and legal ownership of the vessel was obtained with a reference to the subsequent events note (see Note 11 of the consolidated financial statements of Assetplus).

Note 7. Fair Value Measurements, page F-38

43.
We note your disclosure that the fair value of the Non-controlling Shareholder Incentive Rights award as of September 30, 2012 amounts to $4,982,640, which is included under “other non-current liabilities” and has been recognized as “intangible assets” as the Non-controlling shareholder contributed the six contracted time charter contracts without receiving cash consideration.  Citing relevant authoritative accounting literature, please provide us more details as to why you believe it is appropriate to account for these rights as an intangible asset. As part of your response, please explain to us the nature of the contribution of the six time charter contracts and explain how you determined the value associated with the contracts.  Please note that in light of the fact that this appears to be a transfer of a non-monetary asset by a related party, we believe the contracts should be recorded at the transferors’ historical cost basis, or the cash amount, if any, that the Non-controlling shareholder originally paid for the contracts.  It also appears that this contribution of the time charter contracts should be accounted for separately from the accounting for the incentive rights awards as an expense and liability.  See guidance in Staff Accounting Bulletin Topic 5:G.  Please advise or revise accordingly.

(A)         The Staff is advised that the nature of the contribution of the six time charters with the charterer (i.e., Petrobras) is presented below.

The non-controlling shareholder of Assetplus (Vega Resource), upon the incorporation of Assetplus on August 10, 2012, contributed six time charter agreements with Petrobras (a reputable Brazilian charterer).  Two of these charter parties relate to the time charter of the two Platform Supply Vessels (“PSVs”) for a fixed period of four years, plus an optional period of four years, at the charterers option, at a daily rate of $20,950 and $21,950 respectively, whereas each of the remaining four charter parties relate to the time charter of Oil Spill Response Vessels (“OSRVs”) for four years plus an optional period of four years at the charterers option, at a daily rate of $26,200.  Under the terms of the charter parties, Petrobras has the option of early termination after the passage of 365 days after providing a forty five days’ notice.  The six charter parties were novated to Assetplus by Vega Resource at its date of incorporation, on August 10, 2012.

Under the current Shareholders Agreement of Asssetplus, Vega Resource will receive an earn-out payment in a variable number of common shares of Assetplus or its successor (“incentive rights”), subject to the terms and the conditions presented in Note 7 of the consolidated financial statements of Assetplus.  These incentive rights are considered to be awarded to Vega Resource solely for contribution of the six time charters, despite the fact that it has contributed $2.4 million towards the acquisition of the two PSVs, as further discussed below. Vega Resource did not receive any common shares of Assetplus from the contribution of the six time charters.

Vega Resource also contributed an aggregate amount of $2.4 million towards the acquisition of the two PSVs (relating to the irrevocable payments made to the shipyards before August 10, 2012).  The acquisition of the remaining four vessels (i.e., the OSRVs) will be financed solely by the controlling shareholder of Assetplus (Oil & Gas) and bank debt.  The existing shareholdings of Assetplus by its two shareholders are solely based on the cash contributions made by the Oil & Gas and the Vega Resource.  These shareholdings will be adjusted accordingly to reflect the cash contributed by each such shareholder. Vega Resource will not contribute anything further; accordingly its shareholding will be reduced as additional cash is contributed by Oil & Gas.

The Staff is advised that Assetplus believes that it is appropriate to account for the issuance of the incentive rights to Vega Resource as Intangible Assets following the guidance presented below.

(B)         The Staff is advised that Assetplus believes that  the issuance of the Incentive Rights to Vega Resource representing its compensation for the contribution of six time charters with Petrobras, has the three essential elements of an asset as these are defined in the FASB Statement of Financial Accounting Concepts No.6., as (i) it embodies a probable future benefit that involves a capacity,  in combination with the Company’s vessels to contribute directly or indirectly to future cash inflows, (ii) the Company can obtain benefit and control other’s access to the time charters and (iii) the transaction giving right to the Company’s right to benefit has already occurred.  Considering the guidance provided above, the Company believes that an asset classification should be appropriate for the six time charters contributed.

 Considering the guidance provided by ASC 350-10-20, where the intangible assets are defined as “assets (not including financial assets) that lack physical substance (the term intangible assets is used to refer to intangible assets other than goodwill), Assetplus, classified the fair value of the incentive rights award to Vega Resource as intangible assets.

The Staff is advised that Assetplus has used the guidance presented below in order to estimate the value of the intangible assets recognized in its consolidated balance sheet.

ASC 805-50-15-3 and ASC 805-50-30-1 through 30-4 provide guidance with respect to the initial recognition of “An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination)”.

Based on this guidance, an “Asset acquisition in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition.  However, if the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

Assetplus has concluded that the fair value of the time charters acquired cannot be reliably measured based on the following:

(i)   The lease term of these time charters is four years fixed plus four years at the charterer’s option.  Due to the fact that the number of the vessels operating worldwide in this specialized industry is limited, Assetplus cannot identify charter parties with lease terms similar to the ones provided by the charter parties with the Charterer.

(ii)   The market in which Assetplus’ vessels will operate is not an active market similar to that of the tanker or dry bulk market.  The time charters were awarded to the shareholders of Assetplus during auctions, which are regularly conducted by Petrobras.  As such, the daily time charter rate achieved by the owners is usually a result of the lowest bid at a specific point of time.

Furthermore, the daily time charter rates are usually higher compared to other markets due to the employment of Brazilian crew.  The payroll cost of a Brazilian crew is usually significantly higher compared to the payroll cost for other crew nationalities such as Filipinos or Ukrainians.

(iii)       The decision of Oil & Gas to enter into the specific transaction with Vega Resource, (i.e. the acquisition through Assetplus of two PSVs and four OSRVs accompanied by a time charters with Petrobras), was primarily based on the expected EBITDA/cost of the investment ratio, which has been assessed to be favorable compared to other industries or companies operating in the offshore industry.

Based on the information presented above, Assetplus has concluded that the fair value of the time charters cannot be reliably measured.  As such the share based transaction should be measured at the fair value of the equity instruments issued in accordance with the guidance provided by ASC 805-50-30-1 through 30-4, as noted above.

Assetplus determined that the fair value of the incentive rights is based on the estimated weighted average probability of 77.47% that shares will be issued to its shareholders. The weighted average probability was determined taking into account various factors, such as Assetplus’s contracted revenue under the existing time charters, the budgeted operating expenses and the probability that Assetplus will exercise its options to acquire the additional two OSRVs. Assetplus has used a discount rate of 10.11% representing the expected weighted average cost of capital.

(C)        The Staff is advised that Assetplus believes that the guidance provided by the Staff Accounting Bulletin Topic 5G is not applicable to Assetplus for the following reasons:

The Staff Accounting Bulletin Topic 5G specifically refers to transactions which take place “just prior to or contemporaneously with a first-time public offering”. Assetplus is a private Company incorporated on August 10, 2012. At that date the Non –Controlling Shareholder (Vega Resource) contributed the six time charters with Petrobras. Assetplus was not in an initial public offering process at that time of or just prior to the contribution of these time charters. On December 7, 2012, approximately four months after its incorporation, Assetplus entered into an agreement with Nautilus for the acquisition of Assetplus by Nautilus, and hence agreed to its indirect listing (“backdoor listing”) as a 100% subsidiary of Nautilus. Assetplus believes that the contribution of the six time charters by the Non- Controlling Shareholder was neither part of any initial public offering process nor “just ptior to or contemporaneously” with such a process.

Note 9. Commitments and Contingencies, page F-40

44.
We note that you have disclosed in Note 9 both the future minimum revenues expected to be received for the two PSVs and one OSRV and the estimated future revenues expected to be received over the Lease Term.  Please tell us and revise your note to the financial statements to clearly disclose the difference between the amounts presented in the two tables.  Your response and revised disclosure should indicate the source of the amounts included in the estimated future revenues.

The Staff is advised that the first table of Note 9 of the amended consolidated financial statements of Assetplus represents the disclosure of the minimum revenues expected to be received for the two PSVs and the one OSRV under the existing time charters with Petrobras as required by ASC 840-20-50-4.  Petrobras, as disclosed in Note 1 of the consolidated financial statements of Assetplus, has the option to early terminate the charter parties after the passage of 365 days by first providing a 45-days notice.  The management of Assetplus, however, considers the likelihood of such early termination to be not probable.

The Staff is also advised that the two tables presenting the contracted revenues have been revised to reflect the physical deliveries of the vessels, Vega Crusader and Vega Corona, and the revision of the estimated delivery date of Vega Juniz.

The second table of Note 9 represents the disclosure of the estimated future revenues expected to be received over the “Lease Term” (i.e., over a period of 4 years as defined in Note 1 of the consolidated financial statements of Assetplus) as the management of Assetplus considers that the likelihood of the early termination of the charter party is remote and that this specific disclosure will be useful for the readers of the financial statements in order to assess the future performance of Assetplus.

The terms of the existing time charters with Petrobras are presented in the Note 1 of the consolidated financial statements of Assetplus.  Furthermore, Note 9 of the consolidated financial statements of Assetplus will be revised accordingly in order to indicate the source of the amounts included in the estimated future revenues, with a reference to Note 1, where the terms of the time charters of the two PSVs and the one OSRV are presented, as well as the difference between the disclosures presented in the first table and the second table.

More specifically, we have revised the disclosure in Item 10(a) of the Amended TO, which modifies page F-39 of the OTP, to amend the paragraph above the first table of Note 9 to read as follows: “The future minimum contracted revenues expected to be received over the non-cancellable period of the time charters with the Charterer (Note 1), based on the actual delivery dates for the two PSVs and the expected delivery date for the one OSRV assuming no off-hire days, including the mobilization fees payable to the Company by the Charterer, are as follows:”

We have further revised the disclosure in Item 10(a) of the Amended TO, which modifies page F-39of the OTP, to amend the paragraph above the second table of Note 9 to read as follows: “The estimated future contracted revenues expected to be received over the Lease Term under the time charters with the Charterer (Note 1), based on the actual delivery dates for the two PSVs and the expected delivery date for the one OSRV, assuming no off-hire days, including the mobilization fees payable to the Company by the Charterer, provided that the Charterer will not exercise its option to early terminate the charter parties during the Lease Term, are as follows:”

* * * *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Lawrence A. Rosenbloom, Esq. or Asim Grabowski-Shaikh, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours, NAUTILUS MARINE ACQUISITION CORPORATION
By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis Chairman of the Board, Co-Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Orrick, Herrington & Sutcliffe LLP